Kathleen L. Werner
Partner

TEL +1 212 878 8526
FAX +1 212 878 8375
kathleen.werner@cliffordchance.com
June 6, 2008
VIA EDGAR AND BY FEDERAL EXPRESS
Michael E. McTiernan
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 2059-0405

Re:	Carey Watermark Investors Incorporated
Amendment No. 1 to Form S-11
Filed on June 6, 2008
File No. 333-149899
Dear Mr. McTiernan:
On behalf of our client, Carey Watermark Investors Incorporated, a Maryland corporation (the “Company”), set forth below are the responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission contained in the Staff’s letter dated April 25, 2008, with respect to the Registration Statement on Form S-11 (File No. 333-149899) (the “Registration Statement”) filed by the Company on March 26, 2008. The responses to the Staff’s comments are set out in the order in which the comments were set out in the Staff’s April 25 letter and are numbered accordingly.
We have enclosed with this letter a marked copy of Amendment No. 1 to Registration Statement, which was filed today by the Company via EDGAR, reflecting all changes made to the Registration Statement since the initial filing. All page references in the responses below are to the pages of the blacklined version of Amendment No. 1 to the Registration Statement.
General
1.	Please provide us with any pictures, graphics or artwork that will be used in the prospectus.

Carey Watermark Investors Incorporated
June 6, 2008

          The Company expects to adopt a logo which it will include in a future amendment to the Registration Statement. Other than the logo, there are no other graphics, maps, photographs, related captions or other artwork which the Company intends to use in the prospectus.
2.	Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any material information or disclosure regarding the offering that is not derived from or disclosed in the prospectus. For guidance, please refer to Item 19.D of Industry Guide 5.
          The Company expects that its promotional material and sales literature will include a brochure summarizing the material terms of the offering, a PowerPoint presentation and a one-page fact sheet. These materials have not yet been prepared. The Company will provide the Staff with all promotional material and sales literature prior to the commencement of the offering.
Cover Page of Registration Statement
3.	Footnote 1 to the proceeds table states that the total fees, plus other expenses, will be approximately $1.5 million if 125 million shares are sold. This amount seems to be incorrect. Please revise or advise.
          In response to the Staff’s comment, the Company has revised Footnote 1 to the proceeds table on the cover page of the prospectus.
Table of Contents
4.	Please explain why 25 days is appropriate for the dealer prospectus delivery requirement.
          In response to the Staff’s comment, the Company has revised its disclosure relating to the dealer prospectus delivery requirement.
Prospectus Summary
5.	Please provide us support for your statements in the last paragraph of this section regarding the performance of prior joint investments. In addition, please provide us

Carey Watermark Investors Incorporated
June 6, 2008

information regarding the profitability of the 280-unit hotel during the period revenues were increased.
          For the information of the Staff, the historical revenue and net operating income of the Doubletree Hotel Memphis Downtown property since 2004 is as follows:

	Revenue	NOI
2004	$9,441,291	$1,404,468
2005	$8,972,987	$1,568
2006	$12,071,758	$2,064,676
2007	$14,054,983	$3,141,137
          Net operating income for 2005 is reflective of significant renovations performed at the hotel during such time.
Investment Program, page 4
6.	We note that you intend to seek a liquidity transaction within 8-12 years of investing “substantially all” of the proceeds of this offering. Please advise us how a decision to conduct a follow-on offering impacts this calculation.
          In response to the Staff’s comment, the Company supplementally advises the Staff that it expects to seek a liquidity transaction within 8-12 years of investing “substantially all” of the proceeds of this initial public offering. The Company will not “re-start the clock” if it pursues a follow-on offering. Therefore, a decision by the Company to conduct a follow-on offering will not impact the calculation. However, as described on pages 5 and 133, a number of factors will influence the timing of any liquidity transaction.
Compensation, page 12
7.	Please disclose the estimated compensation, where estimable, assuming the maximum offering and estimated leverage.
          In response to the Staff’s comment, the requested disclosure has been added on pages 13-19.

Carey Watermark Investors Incorporated
June 6, 2008

8.	We note your disclosure that you will reimburse CW Advisors for personnel costs. Please disclose whether this includes personnel that are performing the acquisition and asset management functions for which you are already paying CW Advisors an acquisition and asset management fee.
          In response to the Staff’s comment, the requested disclosure has been added on pages 15 and 47-48.
Risk Factors, page 18
9.	Please revise your risk factor subheadings so that each one conveys the specific risk to you. Currently, some of your subheadings merely state a general risk or a fact about your business. We note the following examples:
•	“We have limited independence from our advisor” (page 24)

•	“Certain lodging properties are seasonal” (page 30)

•	“Our distributions may exceed our earnings” (page 33)

•	“Maryland law could restrict change in control” (page 35)
          In response to the Staff’s comments, the Company has revised the risk factor subheadings listed above and other headings, in order to better convey the specific risks to the Company.
A delay in investing funds may adversely affect ..., page 18
10.	As currently disclosed on page 72, please disclose that it may take up to two years after commencement of the offering until your capital is substantially invested. Please also disclose the risks to investors associated with this fact.
          In response to the Staff’s comment, the requested disclosure has been added on pages 22 and 23.
W.P. Carey and Carey Financial have recently settled an SEC investigation ..., page 22
11.	Please provide additional detail on the matters settled and the provisions of the federal securities laws that W.P. Carey and Carey Financial have been enjoined from violating.
          In response to the Staff’s comment, the requested disclosure has been added on pages 26 and 27.

Carey Watermark Investors Incorporated
June 6, 2008

There are conflicts of interest ..., page 24
12.	Please disclose any investment funds affiliated with Watermark Capital Partners that are raising or have recently raised funds to acquire lodging investments. Please disclose the amount of funds available for investment and the investment timetable.
          In response to the Staff’s comment, the Company supplementally advises the Staff that there are no investment funds affiliated with Watermark Capital Partners, LLC that are currently raising or have recently raised funds to acquire lodging properties. The last investment capital raised by Watermark Capital Partners, LLC was for its investment in the Doubletree Hotel Memphis Downtown which closed in September 2007. That investment was made with an affiliate of W. P. Carey & Co. LLC. Watermark Capital Partners, LLC has historically raised capital on a transaction specific basis as opposed to raising investment funds.
The lack of public market for our shares ..., page 33
13.	Please briefly describe the 5% limitation and source of payments restrictions.
          In response to the Staff’s comment, the requested disclosure has been added on page 38.

Carey Watermark Investors Incorporated
June 6, 2008

Our distributions may exceed our earnings ..., page 33
14.	Please expand the risk factor to address distributions made from sources other than operating cash flows. Please disclose that such distributions will reduce the amounts available for property investments and thus your ability to generate future operating cash flows. Please also disclose that any such payments would dilute future investors. Please disclose whether you intend to make distributions from sources other than operating cash flows in the early stages of the offering prior to the investment of a material portion of the proceeds.
          In response to the Staff’s comment, the requested disclosures have been added on page 39.
Management Compensation, page 38
15.	You note that CW Advisors will be reimbursed for organization and offering expenses. Please describe these expenses.
          In response to the Staff’s comment, the requested disclosure has been added on page 51.
16.	We note your disclosure regarding the 0.30% asset management fee paid to CW Advisors and the management fee that would result from 65% leverage. Please also disclose the management fee that would result from 75% leverage.
          In response to the Staff’s comment, the requested disclosure has been added on page 51.
17.	We note your disclosure in footnote 2 that the advisor may take shares instead of cash for its fee and that the value of each share will be set at $10 unless an appraisal based NAV calculation has been performed. Please include a risk factor that discloses when you expect to perform NAV calculations and the ability of the advisor prior to this time to perform its own NAV estimate in deciding whether to accept shares or cash. In the risk factor, please disclose that this may enable to the advisor to receive shares with an actual value in excess of the cash compensation owed.
          In response to the Staff’s comments, the Company respectfully submits that it is not a material risk for the Company that the advisor, by performing its own NAV calculations prior to the Company receiving a valuation from an independent appraiser, will receive shares with an actual value in excess of the cash compensation owed to it.
          Although no appraisals are generally performed during the first three years of a fund’s existence, the NAV per share of the CPA® REITs sponsored by W. P. Carey & Co. LLC

Carey Watermark Investors Incorporated
June 6, 2008

is assumed to be lower than the offering price to the public during this actual ramp-up period because of the payment of offering expenses that would reduce NAV. Historically, the advisor of the CPA® REITs has opted to receive all of its asset management fees in shares in lieu of cash in the years prior to the substantial investment of the proceeds of offerings of each of the CPA® REITs. The advisor has typically opted for shares in order to free available cash for investment during the acquisition period. (In later years, the advisor has historically shifted towards receiving a greater portion of its revenue in cash as the funds become fully invested.) Since the funds’ NAV during the initial years of operation is presumably lower than the initial offering price, in opting to receive shares during ramp-up, the advisor would in fact be receiving shares with an actual value below the cash compensation owed to it. For example, Corporate Property Associates 16 — Global Incorporated (“CPA®: 16 — Global”) commenced operations in early 2004, and from that time through 2007 the advisor took all of its asset management and performance fees in stock. CPA®: 16 — Global received its first annual valuation as of December 31, 2007, when its NAV was calculated at $10.00 per share, which is just equivalent to its original issue price.
          The Company believes that it is highly unlikely that the Company’s shares will be valued at higher than the offering price of $10.00 per share during the ramp-up period and that the advisor’s decision to receive shares in lieu of cash during this period will more likely than not result in the advisor receiving actual value that is less than the cash compensation owed to it. In later years, while it is certainly possible that an election (which must be made by January 15) could precede an upward revaluation (which is generally expected to take place by March 15), the benefit, if any, would be of limited duration and unlikely to be material in amount, and the advisor’s decision (which must be for the entire year) would likely be influenced by a number of other factors, including its own cash needs. Accordingly, the Company believes that the potential risk is both speculative and not material.
Conflicts of Interest, page 46
18.	Please advise us whether your independent directors serve on the board of any other programs affiliated with the promoters and, if so, the aggregate payments these persons received in 2007 from the sponsor.
          In response to the Staff’s comment, the Company supplementally confirms that none of the independent directors serve on the board of any other programs affiliated with the promoters.

Carey Watermark Investors Incorporated
June 6, 2008

Management, page 51
19.	Please provide the disclosure called for by Item 407(a)(1)(ii).
          In response to the Staff’s comment, the requested disclosure has been added on page 63.
Executive Compensation, page 56
20.	Please expand your discussion of the equity incentive awards available to employees of the advisor. Please address how in granting such awards you will consider the incentive compensation already provided to the advisor.
          In response to the Staff’s comment, the Company supplementally advises the Staff that the independent directors of the Company’s board of directors are responsible for administering grants of restricted stock units to employees of the Company’s advisor. They have the authority to determine when to grant incentive awards and which eligible employees will receive incentive awards. The Company expects that in making their decisions regarding eligibility, the independent directors will consider various factors including, the incentive compensation payable to the advisor under the advisory agreement between the Company and the advisor. Disclosure to this effect has been added on page 64. The Company believes that making employees of the advisor active equity participants in the Company will act as an effective tool for attracting and retaining qualified individuals and encouraging them to increase their efforts to make the Company’s business more successful. Further, the Company believes that tying incentive compensation to the performance of the Company’s portfolio will align the advisor’s employees interests with those of the Company’s stockholders.
Investment Objectives, Procedures and Policies, page 68
21.	Please provide us support for the industry data cited herein.
          In response to the Staff’s comment, the requested support for the industry data is being supplementally provided to the Staff concurrent with this response letter.
22.	Per Item 10.A of Industry Guide 5, please discuss the criteria to be used in evaluating proposed investments.
          In response to the Staff’s comment, the requested disclosure has been added on pages 80 and 81.

Carey Watermark Investors Incorporated
June 6, 2008

Change in Investment Objectives and Limitations, page 78
23.	We note your disclosure regarding changing investment objectives without approval of stockholders. If a change does occur, please disclose how stockholders would be informed of such a change.
          In response to the Staff’s comment, the requested disclosure has been added on page 86.
Prior Programs, page 81
24.	Please update the prior performance narrative and tables for 2007.
          In response to the Staff’s comment, the Company has updated the prior performance narrative and tables for 2007.
25.	We note your disclosure regarding the appraisal value of CPA 14 and 15. Please advise us if appraisal values have been determined for other CPA REITs.
          In response to the Staff’s comment, disclosure has been added on page 91 regarding the year-end 2007 appraised value of Corporate Property Associates 16 — Global Incorporated.
26.	We note your cash distribution table. Please advise us whether the distributions shown were covered by FFO or cash flow from operations. If not, please include footnote disclosure quantifying the amounts sourced from offering proceeds, debt or other sources.
          In response to the Staff’s comment, the Company advises the Staff that distributions for all years covered in the cash distributions table, except 1999, were covered by cash flow from operations. Disclosure to this effect has been added on page 95.

Carey Watermark Investors Incorporated
June 6, 2008

United States Federal Income Tax Considerations, page 97
Disposition of Our Shares, page 116
27.	Per Item 12.H of Industry Guide 5, please begin this subsection with a restatement of the risk factor disclosure regarding investors not being able to sell their shares due to lack of a public market.
          In response to the Staff’s comment, the requested disclosure has been added on page 124.
ERISA Considerations, page 121
Annual Valuation, page 123
28.	We note your disclosure that in the future you intend to provide reports regarding the current value of your net assets to various fiduciaries, such as IRA trustees and custodians. Please disclose whether you will also be publicly disclosing this information to your stockholders and the means of such disclosure.
          In response to the Staff’s comment, the requested disclosure has been added on page 132.
Redemption of Shares, page 131
29.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your proposed share repurchase plan and for determining the availability of any exemption under Rule 13e-4 and Regulation 14E. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003) and Hines Real Estate Investment Trust, Inc. (Letter dated June 4, 2004). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions.
          The Company has considered the elements of its proposed share redemption plan in light of the Staff’s prior no action letters referenced in the Staff’s comment and has concluded that its plan is consistent with the relief granted by the Division in those letters.

Carey Watermark Investors Incorporated
June 6, 2008

30.	We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.
          The Company has considered the elements of its proposed share redemption plan in light of the class relief granted by the Division in the class exemptive letter granted to Alston & Bird, LLP dated October 22, 2007 and has concluded that its plan is consistent with the class relief granted by the Division.
Reports to Stockholders, page 142
31.	We note that your annual report will contain an estimated value per share. Please disclose when you intend to actually begin estimating share value rather than assuming the offering price of $10 as the share value.
          In response to the Staff’s comment, the requested disclosure has been added on page 151.
Notes to Balance Sheet
Note 3. Agreements and Transactions with Related Parties, page F-7
32.	We note that you have not recorded offering or organization cost as of the balance sheet date and that you expect to enter into an advisory agreement with the advisor whereby the advisor would be reimbursed for these costs in connection with the offering. If these costs are contingent on the offering we do not require them to be recorded at this time. If this is the case please revise your footnotes to disclose and also disclose the costs that have been incurred as of the balance sheet date.
          In response to the Staff’s comment, the requested disclosure has been added on page F-7.

Carey Watermark Investors Incorporated
June 6, 2008

Annex A — Prior Performance Tables, page A-1
33.	Per Instruction 1 to Appendix II of Industry Guide 5, the prior performance tables should be preceded by a narrative introduction that cross-references the narrative summary in the text and explains the significance of the track record and the tables. Please amend accordingly.
          In response to the Staff’s comment, the requested disclosure has been added on page A-1.
Table II, page A-2
34.	Instruction 1 to Table II requires a column showing aggregate payment to the sponsor in the last three years from all other programs. Please revise the table accordingly.
          In response to the Staff’s comment, the requested disclosure has been added on page A-3.
Table III, page A-4
35.	The table continued on the top of page A-5 appears inconsistent with the table for CPA 16 on the bottom of page A-4.
          In response to the Staff’s comment, the Company has updated Table III with respect to the information for Corporate Property Associates 16 — Global Incorporated.
Item 36. Financial Statements and Exhibits, page II-3
36.	If possible, please provide drafts of your legal and tax opinions with your next amendment. In addition, please file the following as exhibits to the registration statement, or tell us why you believe they are not required:
•	Exclusivity Agreement between W. P. Carey and Watermark Capital Partners; and

•	Services Agreement with W.P. Carey.

Carey Watermark Investors Incorporated
June 6, 2008

          In response to the Staff’s comment, the legal opinion and tax opinions have been filed as Exhibits 5.1 and 8.1, respectively, to Amendment No. 1 of the Registration Statement. The Exclusivity Agreement and the Services Agreement will be filed with a future amendment.
Sincerely,
/s/ Kathleen L. Werner
Kathleen L. Werner
Enclosures

cc:	William Demarest
Dan Gordon
Phil Rothenberg
Michael E. McTiernan
Michael G. Medzigian
Douglas E. Barzelay
Thomas Wilkin